UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 13, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Western Silver Corporation (formerly Western Copper Holdings Limited)

Western Silver Corporation

(an exploration stage company)

Consolidated Financial Statements

March 31, 2005

(Unaudited)

Western Silver Corporation

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2005 and September 30, 2004 (unaudited)

(expressed in Canadian dollars)

	March 31, 2005 $	September 30, 2004 $
Assets

Current assets
Cash and cash equivalents	70,686,644	13,528,534
Accounts receivable and prepaid expense	365,526	693,521

	71,052,170	14,222,055

Long-term investment	267,092	267,092

Plant, property and equipment - net of accumulated depreciation of $9,640 (Sept 30/04 - $4,537)	44,813	44,794

Mineral properties (note 2)	48,546,068	43,194,729

	119,910,143	57,728,670

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,152,872	1,509,410

Shareholders’ Equity

Capital stock (note 3)
Authorized
100,000,000 common shares

Issued and outstanding
48,042,581 (Sept 30/04 - 41,241,581) common shares	142,861,790	79,249,498

Value assigned to stock options and warrants (note 3)	3,728,695	3,853,483

Deficit	(28,833,214)	(26,883,721)

	117,757,271	56,219,260

	119,910,143	57,728,670

Basis of presentation (note 1)

Approved by the Boeard of Directors

                  "Robert J. Gayton"                         Director                                                 "Klaus Zeitler"                          Director

The accompanying notes are an integral part of these consolidated financial statements

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the three and six months ended March 31, 2005 and 2004 (unaudited)

(expressed in Canadian dollars)
	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
	$	$	$	$

General exploration expenditures	234,320	9,603	319,487	11,922

Administrative expenses
Accounting and legal	101,484	96,751	166,255	131,244
Consulting	344,852	129,019	422,373	233,128
Depreciation	2,638	135	5,104	270
Filing and transfer fees	134,989	94,648	160,961	143,616
Foreign exchange	11,938	17,560	44,991	35,183
Miscellaneous	958	131	10,850	984
Office and administration	199,428	107,117	358,424	178,887
Shareholder communications and travel	277,377	196,218	370,881	297,188
Stock based compensation (Note 3(c))	263,968	1,855,997	630,592	1,901,313

	1,337,632	2,497,576	2,170,431	2,921,813

Loss before other income	(1,571,952)	(2,507,179)	(2,489,918)	(2,933,735)

Other income
Interest income	435,215	90,232	540,425	109,494

Loss for the period	(1,136,737)	(2,416,947)	(1,949,493)	(2,824,241)

Deficit - Beginning of period	(27,696,477)	(17,957,731)	(26,883,721)	(17,550,437)

Deficit - End of period	(28,833,214)	(20,374,678)	(28,833,214)	(20,374,678)

Basic and diluted loss per common share	(0.02)	(0.06)	(0.04)	(0.08)

Weighted average number of common shares outstanding	47,989,602	39,193,465	44,945,363	37,511,745

Western Silver Corporation

(an exploration stage company)

Consolidated Statements of Cash Flows

For the three and six months ended March 31, 2005 and 2004 (unaudited)

(expressed in Canadian dollars)
	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
	$	$	$	$

Cash flows provided by (used in)

Operating activities
Loss for the period	(1,136,737)	(2,416,947)	(1,949,493)	(2,824,241)
Items not affecting cash
Depreciation	2,638	135	5,104	270
Stock-based compensation	263,968	1,855,997	630,592	1,901,313

	(870,131)	(560,815)	(1,313,797)	(922,658)
Change in non-cash working capital items
Accounts receivable and prepaid expense	8,161	(138,117)	327,995	(31,153)
Accounts payable and accrued liabilities	(47,234)	18,602	509,359	52,374

	(909,204)	(680,330)	(476,443)	(901,437)

Financing activities
Shares issued for cash - net of issue costs	191,969	3,868,690	62,856,912	17,107,900

Investing activities
Mineral properties and related deferred costs	(2,991,980)	(1,590,631)	(5,351,339)	(3,266,078)
Accounts payable and accrued liabilities	744,992	418,105	134,103	153,148
Capital asset additions	(5,123)	(32,250)	(5,123)	(32,250)

	(2,252,111)	(1,204,776)	(5,222,359)	(3,145,180)

Increase in cash and cash equivalents	(2,969,346)	1,983,584	57,158,110	13,061,283

Cash and cash equivalents - Beginning of period	73,655,990	13,821,737	13,528,534	2,744,038

Cash and cash equivalents - End of period	70,686,644	15,805,321	70,686,644	15,805,321

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

	Common shares			Value
	Number of shares	Amount $	Cumulative deficit $	Assigned to stock options and warrants $	Total shareholders’ equity $

Balance - September 30, 2003	35,184,081	59,064,015	(17,550,437)	269,257	41,782,835

During the year ended September 30, 2004
Issue of shares
Private placements	2,400,000	11,268,930	-	-	11,268,930
Exercise of warrants	2,190,000	5,477,200	-	-	5,477,200
Exercise of stock options	1,467,500	3,022,900	-	-	3,022,900
Options granted/vested	-	-	-	3,698,659	3,698,659
Value assigned to warrants issued to agents as stock	-	-	-	302,020	302,020
Transfer of value on exercise of stock options	-	416,453	-	(416,453)	-
Loss for the year	-	-	(9,333,284)	-	(9,333,284)

Balance – September 30, 2004	41,241,581	79,249,498	(26,883,721)	3,853,483	56,219,260

During the six months ended March 31, 2005
Issue of shares
Private placements	6,325,000	60,462,572	-	-	60,462,572
Exercise of warrants	120,000	693,600	-	-	693,600
Exercise of stock options	356,000	1,700,740	-	-	1,700,740
Options granted/vested	-	-	-	630,592	630,592
Transfer of value on exercise of stock options and warrants	-	755,380	-	(755,380)	-
Loss for the period	-	-	(1,949,493)	-	(1,949,493)

Balance – March 31, 2005	48,042,581	142,861,790	(28,833,214)	3,728,695	117,757,271

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

1        Basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company. These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Mineral properties and related deferred costs

	Total costs to September 30, 2003 $	Costs incurred during 2004 $	Disposition/ write-offs during 2004 $	Total costs to September 30, 2004 $	Costs incurred during current period $	Total costs to March 31, 2005 $
Mexico
Peñasquito
Acquisition	13,872,012	241,966	-	14,113,978	208,726	14,322,704
Exploration	6,707,198	5,963,778	-	12,670,976	3,191,247	15,862,223
Feasibility studies	323,702	1,245,878	-	1,569,580	1,705,649	3,275,229

	20,902,912	7,451,622	-	28,354,534	5,105,622	33,460,156

El Salvador
Acquisition	1,889,672	-	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	39	-	2,424,275	-	2,424,275
San Nicolas	4,312,095	198,730	-	4,510,825	95,619	4,606,444
Tamara	1,849,259	-	-	1,849,259	-	1,849,259
Ramos	2,268,173	26,503	(2,294,676)	-	-	-

	12,743,435	225,272	(2,294,676)	10,674,031	95,619	10,769,650

San Jeronimo
Acquisition	641,754	-	(641,754)	-	-	-
Exploration	1,059,489	24,646	(1,084,135)	-	-	-

	1,701,243	24,646	(1,725,889)	-	-	-

Almoloya
Acquisition	25,443	57,283	-	82,726	40,798	123,524
Exploration	40,020	2,132	-	42,152	3,084	45,236

	65,463	59,415	-	124,878	43,882	168,760

Bacanora
Acquisition	3,555	7,104	-	10,659	3,132	13,791
Exploration	30,627	-	-	30,627	3,084	33,711

	34,182	7,104	-	41,286	6,216	47,502

Canada
Carmacks	4,000,000	-	-	4,000,000	100,000	4,100,000

	39,447,235	7,768,059	(4,020,565)	43,194,729	5,351,339	48,546,068

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453

Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,462,572
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	356,000	1,700,740
Transfer of value on exercise of stock options and warrants	-	755,380

Balance at March 31, 2005	48,042,581	142,861,790

a)

The following summarizes the issuance of capital stock during the six months ended March 31, 2005:

  The company received $693,600 from the exercise of 120,000 share purchase warrants at an exercise price of $5.78 per share purchase warrant.

  The company received $1,700,740 from the exercise of 356,000 share purchase stock options at exercise prices ranging from $1.00 to $9.54 per share purchase stock option.

  On December 23, 2004 the company received proceeds of $64,831,250, less issuance costs of $4,368,678, from the issuance of 6,325,000 shares through a financing at $10.25 per share.

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

b)

Share purchase warrants

A summary of the company’s warrants outstanding at March 31, 2005 and September 30, 2004 and the changes for the periods then ended, is presented below:

	March 31, 2005	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	120,000	5.78	2,070,000	2.31
Issued	-	-	240,000	5.78
Exercised	(120,000)	5.78	(2,290,000)	2.50

Balance outstanding and exercisable - End of period	-	-	120,000	5.78

c)

Stock options

Effective April 4, 2005, the shareholders adopted a 10% rolling stock option plan (“rolling plan”).  All previously existing plans and stock options were incorporated into the rolling plan.  At any point in time, the company may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the options is equal to the market value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant unless otherwise determined by the directors.  As at March 31, 2005, the company can issue an additional 2,447,258 stock options.

A summary of the company’s options outstanding at March 31, 2005 and September 30, 2004 and the changes for the periods then ended, is presented below:

	March 31, 2005	Weighted average exercise price $	September 30, 2004	Weighted average exercise price $

Balance outstanding - Beginning of period	2,713,000	4.19	3,205,500	1.92
Granted	-	-	975,000	8.47
Exercised	(356,000)	4.78	(1,467,500)	2.06

Balance outstanding – End of period	2,357,000	4.11	2,713,000	4.19

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

Stock options outstanding and exercisable at March 31, 2005 are as follows:

Exercise price $	Options outstanding at March 31, 2005	Weighted average exercise price $	Average remaining contractual life (years)

1.00 - 1.50	1,007,500	1.25	1.92
2.00	425,000	2.00	0.82
3.28 - 4.33	69,500	3.28	2.69
6.00 - 7.30	290,000	6.72	3.79
9.54	565,000	9.54	3.93

	2,357,000	4.11	2.46

Effective October 1, 2003, pursuant to the amendments to the CICA standard on accounting for stock-based compensation, compensation expense on stock options granted by the company is to be charged to the income statement as the stock options become vested.  The fair value is determined using the Black-Scholes option pricing model.  The fair value of options granted during the six months ended March 31, 2005 that also vested during the same period is nil.

Value assigned to stock options	March 31, 2005	September 30, 2004
	$	$

Balance – beginning of period	3,853,483	269,257

Value assigned to warrants issued to agents as stock issuance fees	-	302,020
Options granted/vested	630,592	3,698,659
Transfer of value on exercise of stock options/warrants	(755,380)	(416,453)

Balance – end of period	3,728,695	3,853,483

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

The most recently calculated compensation expense was based on the following assumptions:

Average risk-free interest rate	3.28%
Expected dividend yield	-
Expected stock price volatility	70%
Expected option life in years	3.5

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

Contract commitments

During the previous year, the company entered into a formal agreement with a company owned by a director, for subleasing of office space. The agreement expires June 30, 2007. The total amount of payments due during the term of the agreement is $290,302. As at March 31, 2005, $217,727 remains to be paid on the lease.

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

Revenues from operations in the six month periods ended March 31, 2005 and March 31, 2004 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic location are as follows:

	March 31, 2005 $	March 31, 2004 $

Canada	4,411,905	4,300,911
Mexico	44,446,068	38,713,313

	48,857,973	43,014,224

The accompanying notes are an integral part of these consolidated financial statements.

Western Silver Corporation

(an exploration stage company)

Notes to the Consolidated Financial Statements

(unaudited)

March 31, 2005 and September 30, 2004

(expressed in Canadian dollars)

Shareholder rights plan

On December 11, 2003 the board of directors of the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company. The Plan was approved by the shareholders on March 4, 2004.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

Subsequent Events

On May 4, 2005, the company entered into an agreement to sublease new office space.  The agreement expires October 29, 2009.  The total amount of payments due during the course of the agreement is $999,111, of which $19,982 is due during the current fiscal year.  The remaining $979,129 is due between October 1, 2005 and October 29, 2009.

The accompanying notes are an integral part of these consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial position of Western Silver Corporation ("Western" or the "Company") and the results of operations for the six month periods ended March 31, 2005 and 2004 are to be read in conjunction with the unaudited consolidated financial statements and related notes for the periods then ended. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements together with the following management's discussion and analysis, dated May 4, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the potential future performance. The forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion. Factors which could cause actual results or events to differ include, but are not limited to: general economic conditions; interest and currency exchange rates; the cost and availability of capital; changes in world precious metals markets; costs and supply of materials relevant to the mining industry; change in government; and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Additional information on the Company can be found in the Company's Annual Information Form ("AIF"), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Table of Contents

1.

Corporate Overview

p.2

1.1

Overview of the business

1.2

Outlook

1.3

Corporate results

2.

Capital Structure and Financing

p.8

2.1

Capital stock

2.2

Liquidity and capital resources

2.3

Long term contractual obligations

3.

Changes in Accounting Policies

p.10

1.   Corporate Overview

1.1  Overview of the business

The Company is a Canadian-based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property in central Mexico, is emerging as a large silver-gold-lead-zinc district. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

Penasquito property update

Since the Chile Colorado Pre-feasibility Study was released on April 13, 2004, exploration work has focused almost exclusively on the nearby Penasco deposit.  Diamond drilling in 2004 resulted in 121 holes and a total core length of 57,777 metres.

This drilling has resulted in the production of two resource estimates for the Penasco deposit.  The first one, a preliminary resource estimate by Marlow Mining Engineering Services, was released on October 10, 2004.  This was followed by a more detailed estimate by M3 Engineering and Technology Corporation ("M3"), and Independent Mining Consultants, Inc. ("IMC") which was released on March 7, 2005.  This latter estimate included information from all drilling up to the end of Phase 11 (to December 31, 2004).  The estimate concluded that the Penasco deposit has an indicated sulfide mineral resource of 161 million tonnes grading 29.0g/tonne silver, 0.57g/tonne gold, 0.33% lead and 0.72% zinc at a US$3.75/tonne cut-off grade.  Based on this estimate, the contained metal in this indicated sulfide mineral resource was calculated at 150.2 million ounces of silver; 2.97 million ounces of gold; 1.065 billion pounds of lead and 2.324 billion pounds of zinc.  In addition, an inferred sulfide resource of 91 million tonnes grading 26.36 g/tonne silver, 0.51g/tonne gold, 0.25% lead and 0.64% zinc was identified at Penasco.  The estimate also included an indicated oxide resource of 21.9 million tonnes grading 30.05 g/tonne silver and 0.41 g/tonne gold and 5.3 million tonnes of inferred oxide resource grading 27.98 g/tonne silver and 0.60 g/tonne gold in the shallow oxide mineralization overlying the sulfide resource. The oxide resource included approximately 8.7 million tonnes of material classified as mixed oxide/sulfide, which is assumed to have a metallurgical recovery of only 50% of the fully oxidized material.  The updated Penasco resource was reported using a US$3.75 per tonne NSR cut-off for sulfides and a US$2.75 per tonne cut-off for oxides. In order to demonstrate that the resource has a reasonable prospect for economic extraction, as required by CIM guidelines, a theoretical open pit shell was generated from the resource using metal prices approximating those experienced in recent months. Approximately 85% of the estimated resource fell within this open pit shell.

Phase 12 drilling commenced in 2005 and this aggressive campaign produced a further 16 holes and 10,005 metres of core by mid-March, at which time work was suspended until mid-April for the Easter break. Results from these holes will be incorporated into the Penasco resource model and the full feasibility study.

As a result of this latest resource estimation, the total Penasquito Project (including both Chile Colorado and Penasco) contained metal was calculated as follows:

	Ag	Au	Pb	Zn
	(Moz.)	(Moz.)	(Mlbs)	(Mlbs)
Total Contained Metal in Sulphide
(Measured and Indicated Category)	314.33	4.59	2101.30	5306.28

Total Contained Metal in Sulphide
(Inferred Category)	180.25	2.15	1272.94	2896.37

Total Contained Metal in Oxide
(Measured and Indicated Category)	27.13	0.36

Total Contained Metal in Oxide
(Inferred Category)	9.76	0.15

Work is now in progress incorporating information from Phase 12 drilling (to mid-March 2005) into the Penasco resource estimate.

During this same period M3 and IMC have taken over the estimation of the Chile Colorado resource from SNC-Lavalin Engineers and Constructors.  M3 and IMC's first task was a due diligence review of the work performed by SNC Lavalin.  They concluded that SNC Lavalin's resource estimate for Chile Colorado, dated March 2004 was reasonable.  M3 and IMC are now in the process of updating the Chile Colorado resource estimate with the latest exploration information.

In addition to the exploration and resource estimation work, work has also progressed on other aspects of the Feasibility Study and Environmental Impact Assessment.

In November 2004 two additional drilling campaigns started at site.  One of these involved the large diameter drilling into known mineralized zones in both Chile Colorado and Penasco for the purpose of collecting metallurgical samples for laboratory testing. Metallurgical core samples were shipped to Metcon Research, Inc. in Tucson where they were prepared and forwarded to other laboratories for various testwork.  The other campaign involved drilling into walls of the projected pits for Chile Colorado and Penasco to obtain samples for geotechnical testing in order to determine safe slopes for the ultimate design of the pits.  In all, thirteen large diameter metallurgical holes were drilled for a total of 4,016 metres and 7 geotechnical holes for a total of 3,303 metres.  All the core was logged before being sent for testing to provide additional information for the resource models.

Other geotechnical work at site has involved the drilling of shallow holes and test pits in the area of the various site facilities to obtain information for the design of foundations.

With the Penasco deposit now largely delineated for the purpose of the Feasibility Study, work has proceeded on the layout of the site facilities and the sizing of the plant.  A target production rate of 40,000 tpd of sulphide ore and 10,000 tpd of oxide ore has been established for the plant design.

Infrastructure to support the mine has been examined and discussions have taken place with state and federal agencies with respect to the new access road to site and the provision of the required power.  Further work is required on both these issues.

Work on the Environmental Impact Assessment ("EIA") continues.  The Flora and Fauna report, which will form part of the EIA, is complete and reveals no major obstacles to the project.  A comprehensive study on the shallow aquifer in the region has concluded that there is adequate water in the aquifer to supply the requirements of the process plant.  This study will become part of the EIA.  The study has also been forwarded to the Comision Nacional Del Agua, which has reviewed and accepted the report.  A formal application for the rights to extract the water was filed in May.

The Feasibility Study is scheduled for completion around the middle of 2005 and the EIA is due for completion by June 2005. Following an internal review, the EIA will be submitted to the various Mexican agencies to support permit applications.  Substantive discussions have commenced with the ejidos that own the surface rights to the land required for the construction of the mine.

Carmacks Property update

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an open-pit mineable reserve of 15.5 million tonnes grading 1.01% copper. Basic engineering was completed on this project in 1997, suggesting an economic project above US$1.05/lb. copper. Other economic factors such as cost escalation over the past eight years and the current exchange rate will affect this figure.

Some metallurgical testwork has taken place in 2004 and 2005 to examine the possibility of biological production of sulphuric acid which would reduce the operating and capital costs for the plant.  Other work has been done to update previous capital cost estimates and review the project economics.

The Company has initiated discussion with the Yukon Government and has taken steps to recommence the permitting process.  An updated Project Description has been prepared which will be submitted to commence the Environmental Assessment once agreement has been reached with the Yukon Territorial Government on the process.

San Nicolas property update

San Nicolas is a massive sulphide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. The project has been on care and maintenance status for the past three years.

1.2  Outlook

Western Silver is proceeding with the development of a mine plan for the two main mineral deposits at Penasquito while aggressively pursuing further exploration opportunities on the property. Over the next few months the Company's milestones relating to the Penasquito project include:

  Developing an economic model/mine plan which integrates Chile Colorado, Penasco, and the oxides;

  Further updating the resource estimate at Penasco and Chile Colorado;

  Completing the Environmental Impact Assessment;

  Completing the full Feasibility Study;

  Securing permits and surface rights for construction and operation;

  Continuing aggressive exploration on the Azul Breccia and NE, and El Sotol targets, as well as the Nochebuena district.

A full Feasibility Study is underway and is intended to meet requirements necessary for bank financing. M3, the company that completed a pre-feasibility study in March 2004 for Chile Colorado, was also engaged to complete a feasibility study for the combined Chile Colorado and Penasco resources. The Feasibility Study is expected to be completed around mid 2005.

In order to expand and further define the project's resource base, 25,000 meters of drilling will be conducted in the immediate vicinity of known deposits. An additional 25,000 meters of drilling will test new prospective areas identified in the greater Penasquito district.

Western will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulphide deposit in Zacatecas, Mexico.

Because of higher copper prices, Western will continue reviewing its 100%-owned Carmacks oxide copper project in the Yukon, Canada, with a view to moving the project forward. Western has already initiated a project agreement with the Yukon Government to recommence the environmental review process.

1.3  Corporate results

Consolidated Financial and Operating Information

	Six months Ended March 31,		Year Ended September 30,
	2005	2004	2004
	$	$	$

Loss for the period	1,949,493	2,824,241	9,333,284
Loss per share	0.04	0.08	0.24
Total assets	119,910,143	59,044,896	57,728,670
Working capital	68,899,298	14,953,583	12,712,645
Acquisition and exploration expenditures	3,645,690	2,799,675	6,522,181
Feasibility study expenditures	1,705,649	466,403	1,245,878

Results of Operations

The Company's net loss for the six months ended March 31, 2005 was $1,949,493, or $0.04 per share, compared to a net loss of $2,824,241, or $0.08 per share, for the six months ended March 31, 2004.  The decrease of $874,748 in the 2005 loss over 2004 is mainly attributable to:

1)

Stock based compensation expense decreased by $1,270,721 because fewer options vested during the six months ended March 31, 2005 than during the six months ended March 31, 2004.

2)

An increase of $430,931 in interest income due to the higher cash and cash equivalent balances the company is holding during the six months ended March 31, 2005 as compared to the six months ended March 31, 2004.

The items noted above were offset by:

1)

Increased general exploration expenditures by $307,565 arising from additional work involving the company's Carmacks property and other properties;

2)

Consulting expenses increased by $189,245 due in part to an increase in compensation to senior management;

3)

Increases in office and administration totaling $179,537 in 2005, arising from increasing staffing levels, additional office space, and higher costs for communications and insurance;

4)

Increased shareholder communications and travel by $73,693 due in part to activities relating to financing and to a larger shareholder base for the six months ending March 31, 2005 compared to the six months ending March 31, 2004.

Summary of Quarterly Results

The following table summarizes selected quarterly financial results from the previous eight quarters. The Company's quarterly results have varied significantly over this period as a result of factors as described below.

Quarter ending date	Net loss for the Quarter	Loss per share	Mineral property Expenditures	Total Assets
	$	$	$	$
March 31, 2005	1,136,737	0.02	2,991,980	119,910,143
December 31, 2004	812,756	0.02	2,359,359	119,893,185
September 30, 2004	5,030,287	0.13	2,756,824	57,728,670
June 30, 2004	1,478,756	0.04	1,745,157	60,161,770
March 31, 2004	2,416,947	0.06	1,590,631	59,044,896
December 31, 2003	407,294	0.01	1,675,447	55,300,449
September 30, 2003	761,803	0.02	1,940,155	42,654,402
June 30, 2003	331,046	0.01	1,997,448	42,989,616

In comparing the previous eight quarterly results, material variations exist between some quarters. Some of the key factors resulting in the fluctuations include:

  Bonuses and retroactive compensation adjustments of $250,650 recorded on March 31, 2005;

  Stock based compensation expense of $263,968 recorded on March 31, 2005, $366,624 recorded on December 31, 2004, $669,621 recorded on September 30, 2004, $1,127,725 recorded on June 30, 2004, $1,855,997 recorded on March 31, 2004, and $45,316 recorded on December 31, 2003, were all a result of the issuance of newly vested stock options to directors and employees. Stock based compensation expense of $269,257 recorded on September 30, 2003, was a result of the issuance of new stock options to non employees. Prior to October 1, 2003, the Company, in accordance with Canadian generally acceptable accounting principles, only recorded the cost of stock options granted to non-employees;

  Mineral property expenditures were greater by $1,011,667 during the quarter ended September 30, 2004 as compared to the prior quarter, as a result of additional drilling costs and feasibility costs relating to the Penasquito project;

   Promotion and travel being greater by $95,248 during the quarter ended March 31, 2004 as compared to the prior quarter, due to the hiring of additional investor relations support;

  Mineral properties being written off on September 30, 2004 totaling $4,020,565, and on September 30, 2003 totaling $329,503.

Mineral Properties and Related Deferred Costs

Mineral property expenditures during the six months ended March 31, 2005 were $5,351,339, compared to mineral property expenditures of $3,266,078 during the six months ended March 31, 2004. Of the total mineral property expenditures, $1,705,649 related to the Penasquito pre-

feasibility study and feasibility study, jointly referred to as the feasibility studies. The remaining $3,645,690 related to property payments and exploration expenditures, which included a large scale drilling program on the Penasquito property.

Of the total amount of $5,351,339 spent on mineral properties during the six months ended March 31, 2005, 95% was spent on the Penasquito project. Principal Penasquito expenditures include drilling and assaying expenditures ($1,825,892), feasibility expenditures ($1,705,649), consulting fees relating to exploration ($424,352), property payments ($208,723), geological fees relating to exploration ($248,892), and office and miscellaneous expenditures ($692,114).

Mineral property expenditures increased by $2,085,261 during the six months ended March 31, 2005 as compared to the six months ended March 31, 2004. The increase was due to an increase in drilling and assaying costs on Penasquito of $274,572, an increase in project costs relating to the feasibility studies of $1,239,246, and increases in office and miscellaneous expenditures of $571,443.

2.   Capital Structure and Financing

2.1  Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance at September 30, 2003	35,184,081	59,064,015

Pursuant to a private placement at $5.15 per share	2,400,000	11,268,930
Pursuant to the exercise of share purchase warrants	2,190,000	5,477,200
Pursuant to the exercise of stock options	1,467,500	3,022,900
Transfer of value on exercise of stock options and warrants	-	416,453
Balance at September 30, 2004	41,241,581	79,249,498

Pursuant to a financing at $10.25 per share	6,325,000	60,462,572
Pursuant to the exercise of share purchase warrants	120,000	693,600
Pursuant to the exercise of stock options	356,000	1,700,740
Transfer of value on exercise of stock options and warrants	-	755,380
Balance at March 31, 2005	48,042,581	142,861,790

Pursuant to the exercise of stock options	10,000	10,000
Balance at May 4, 2005	48,052,581	142,871,790

As at May 4, 2005 the Company had no outstanding share purchase warrants and 2,347,000 stock options.

2.2  Liquidity and capital resources

The Company's working capital at March 31, 2005 was $68,899,298 compared to working capital of $12,712,645 at September 30, 2004. The working capital figures included cash and cash equivalents of $70,686,644 at March 31, 2005 and $13,528,534 at September 30, 2004. The increase in cash was due mainly to an equity financing completed in December 2004, and the exercising of share purchase warrants and stock options.

Management has estimated that the Company will have adequate funds from existing working capital and the proceeds from exercise of stock options to meet its corporate administrative and property obligations for the coming year. As the Company advances or develops its mineral properties further, it will be necessary to obtain additional financing, and while the Company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Financing Activities

On December 23, 2004, the Company completed a public offering of 6,325,000 common shares at a price of $10.25 per common shares for proceeds of $64,831,250, less issuance costs of $4,368,678, which includes 825,000 common shares issued upon the exercise of the over-allotment option granted to the underwriters. The proceeds of the Offering are expected to be used to fund the further development of the Penasquito Project and for general corporate purposes.

During the six months ended March 31, 2005, the Company received $693,600 from the exercise of 120,000 share purchase warrants, at a price of $5.78 per share, and $1,700,740 from the exercise of 356,000 share purchase stock options, at prices ranging from $1.00 to $9.54 per share.

On December 16, 2003, the Company closed a private placement of 2,400,000 shares at a price of $5.15 per share. The Company received $11,570,950 (net of cash offering costs of $789,050). Agent warrants were issued as stock issuance fees and assigned a value of $302,020. A portion of this capital provided the funding for the exploration, development and administrative plans of the Company for fiscal 2004.

Investing Activities

The Company spent $5,351,339 on acquisition, exploration and feasibility studies during the six months ended March 31, 2005 ($3,266,078 during the six months ended March 31, 2004), 95% of which was spent on the Penasquito project.

The Company expects to continue with an active exploration program for the fiscal year 2005, and the preparation of a feasibility study for the Chile Colorado and Penasco deposits, which began in April 2004 and is expected to be completed by mid 2005.

2.3 Long term contractual obligations

On May 4, 2005, the Company entered into a formal agreement to sublease new office space, including furniture and equipment.  The agreement expires October 29, 2009.  The amounts committed under all sublease contracts are as follows:

Contractual Obligations as at May 4, 2005	Payments due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Rental Agreements	1,216,837	236,642	840,319	139,875	-

Total Contractual Obligations	1,216,837	236,642	840,319	139,875	-

3.   Changes in Accounting policies

As at October 1, 2004 the Company adopted the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. There has been no material impact on the March 31, 2005 consolidated financial statements.